# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CLARITEV CORPORATION, CIK 0001793229
CUSIP: 62548M209
Title of class of securities: Shares of Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7900 Tysons One Place, Suite 400, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 09/22/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-20-269929
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viggo Investment Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CLARITEV CORPORATION
Address of issuer's principal executive offices: 7900 Tysons One Place, Suite 400, McLean, Virginia 22102

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0 (1), (2)

(1) Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Viggo Investment Pte. Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.
(2) Viggo Investment Pte. Ltd. shares the power to vote and the power to dispose of all of the shares of Class A Common Stock, $0.0001 par value per share, of the Issuer held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC disclaims membership in a group.
Percent of class: 0%
Sole power to vote or to direct the vote: 0 (1), (2)
Shared power to vote or to direct the vote: 0 (1), (2)
Sole power to dispose or to direct the disposition: 0 (1), (2)
Shared power to dispose or to direct the disposition: 0 (1), (2)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping/Senior Vice President (10/01/2026)
- GIC Private Limited: /s/ Toh Tze Meng, Toh Tze Meng/Senior Vice President (10/01/2026)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin/Authorized Signatory for GIC SI (10/01/2026)
- Viggo Investment Pte. Ltd.: /s/ Maria Lim Peiyu, Maria Lim Peiyu/Vice President (10/01/2026)